Exhibit 99.1

Gamehaus Signs Definitive Agreement to Acquire Majority Stake in Anamana

Transaction will accelerate Gamehaus’s transition to an AI content production and distribution platform

SHANGHAI, Nov. 2, 2026 /PRNewswire/ — Gamehaus Holdings Inc. (“Gamehaus” or the “Company”) (Nasdaq: GMHS), a technology-driven mobile game publisher, today announced that it has entered into a definitive share purchase agreement (the “Share Purchase Agreement”) to acquire existing shares of Techforge Co., Ltd (“Techforge”) from certain selling shareholders, including an entity controlled by Mr. Feng Xie, the Company’s founder and chairman, for an aggregate consideration of US$19.6 million (the “Share Purchase”), payable through the issuance of Class A ordinary shares of Gamehaus. Techforge is the holding company of Anamana Pte. Ltd., an integrated AI-native micro-serial platform, production platform and global creator ecosystem incubator (“Anamana”). Substantially concurrently with the execution of the Share Purchase Agreement, Gamehaus also entered into a share subscription agreement with Techforge (the “Share Subscription Agreement”), pursuant to which Gamehaus will invest US$7.0 million in cash directly into Techforge (the “Cash Capital Investment”). Following completion of the Share Purchase and Cash Capital Investment (together, the “Proposed Transaction”), Gamehaus is expected to hold approximately 56% of the equity interests in Techforge.

The Proposed Transaction is intended to advance Gamehaus’s transition from a mobile game publisher to a broader AI content production and distribution platform. Following the completion of the Proposed Transaction, the Company plans to establish Anamana as a new business in its portfolio and develop it into Gamehaus’s primary engine driving future growth. Gamehaus will continue to manage its existing gaming business with a focus on cash flow and profitability.

Anamana’s long-term strategy is to build on its AI-native micro-serial business, expand its content production and distribution capabilities, and progressively develop personalized, interactive entertainment with selected creators around the world. Following the completion of the Proposed Transaction, Gamehaus will pursue the same long-term strategy, combining its publishing, user acquisition, data analytics and monetization experience with Anamana’s AI-assisted production platform, creator ecosystem and distribution channels.

Mr. Feng Xie, founder and chairman of Gamehaus, commented: “We see an opportunity to apply the capabilities we have built in gaming to a broader range of AI-powered entertainment. Starting with Anamana’s micro-serial business, our goal is to develop a platform that connects content creation and distribution with increasingly personalized, interactive experiences. We aim to pursue this opportunity with a disciplined approach to investment and commercialization.”

Transaction Overview

Pursuant to the Share Purchase Agreement, dated November 2, 2026, the Company will acquire an aggregate of 7,778 ordinary shares of Techforge from certain selling shareholders of Techforge, for aggregate consideration of US$19.6 million. The purchase price payable to each selling shareholder would be satisfied in full through the issuance of the Company’s Class A ordinary shares to such selling shareholder or its designee, with no cash payable to the selling shareholders. In connection with the Share Purchase Agreement, on November 2, 2026, Gamehaus entered into a separate subscription agreement with such selling shareholders of Techforge, governing the issuance of approximately 24.5 million Class A ordinary shares of the Company at a price of US$0.80 per share (the “Consideration Shares”). The Consideration Shares will be issued in a private placement exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, and the Company has agreed to use reasonable commercial efforts to file a registration statement on Form F-1 or Form F-3 registering their resale within 60 calendar days after closing.

The Company will also contribute US$7.0 million in cash directly to Techforge pursuant to the Share Subscription Agreement, dated November 2, 2026, under which the Company will subscribe for 2,526 newly issued ordinary shares of Techforge. The capital contribution is expected to be funded from the Company’s own funds and completed immediately following the completion of the Share Purchase. Following completion of the Share Purchase and Cash Capital Investment, Gamehaus is expected to hold approximately 56% of the equity interests in Techforge.

Completion of the Proposed Transaction and the issuance of Consideration Shares is expected in November 2026, subject to the satisfaction or waiver of certain customary closing conditions. The Proposed Transaction does not require the approval of the Company’s shareholders.

About Gamehaus

Gamehaus Holdings Inc. is a technology-driven global mobile game publisher dedicated to bridging creative studios and players worldwide. With a portfolio spanning mid-core and casual games, Gamehaus delivers full-stack publishing support across market insights, user growth, live-ops, data analytics and monetization optimization. With a vision to be the go-to partner for creative teams, the Company specializes in combining global publishing reach with AI- and data-powered solutions to help partners build lasting success. As part of its strategic evolution, the Company intends to increasingly focus on AI-generated content to enable scalable content production across a broad ecosystem of creators and game developers. For more information, please visit https://ir.gamehaus.com.

About Anamana

Founded in 2025, Anamana is an integrated AI-native micro-serial platform, production platform, and global creator ecosystem incubator. Human storytellers use the agentic AI Anamana Studio production platform to produce high-fidelity serialized video content with up to 97% lower capital, time, and manpower costs, lowering barriers to creation and increasing accessibility to individual creators. Micro-serials produced are then distributed to the market on Anamana’s own standalone app or third-party video services including YouTube or TikTok.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to Gamehaus. These forward-looking statements include, but are not limited to, statements regarding the operating results, business plan and outlook of Gamehaus and Anamana. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may”, or the negative or plural forms of these words, or other similar expressions in this press release. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements in this communication speak only as of the date they are made. New uncertainties and risks arise from time to time, and it is impossible for Gamehaus or Anamana to predict these events or how they may affect Gamehaus or Anamana. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company, its directors, officers or employees or any other person. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results due to various risks and uncertainties. Factors that may affect the completion of the transaction discussed in this press release include the possibility that the transaction may not be completed on the anticipated terms, within the anticipated timeframe, or at all; the failure to satisfy or waive closing conditions; the occurrence of events that could give rise to termination of the related transaction documents; the impact of the announcement or pendency of the transaction on the Company’s business, employees, customers, suppliers and other relationships; costs and expenses related to the transaction; uncertainties relating to the Company’s evaluation of strategic direction following completion of the transaction; and other risks described under the “Risk Factors” section in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as may be supplemented or amended by Gamehaus’s current reports on Form 6-K.

Investor Relations Contact

Gamehaus Holdings Inc.

Investor Relations Team

Email: IR@Gamehaus.com

The Blueshirt Group

Mr. Jack Wang

Email: Gamehaus@TheBlueshirtGroup.co